GCL Global Holdings Ltd

29 Tai Seng Avenue #02-01

Natural Cool Lifestyle Hub

Singapore 534119

September 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn: Aliya Ishmukhamedova

Re:	GCL Global Holdings Ltd (the “Company”)

Registration Statement on Form F-1

(File No. 333-290032) (the “Registration Statement”)

Dear Ms. Ishmukhamedova:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. on September 8, 2025, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

GCL Global Holdings Ltd

By:	/s/ Sebastian Toke
Name:	Sebastian Toke
Title:	Group Chief Executive Officer